EXHIBIT 99.1

Huazhu Group Limited Reports Fourth Quarter and Full Year 2019 Financial Results

  A total of 5,618 hotels or 536,876 hotel rooms in operation as of December 31, 2019.
  Hotel turnover1 increased 21% year-over-year to RMB9 billion for the fourth quarter, and increased 19% to RMB35 billion for the full year of 2019.
  Net revenues increased 8.5% year-over-year to RMB2.9 billion (US$418 million)2 for the fourth quarter, and increased 11.4% to RMB11.2 billion (US$1.6 billion) for the full year of 2019, in line with revenue guidance previously announced of 10% to 12%.
  EBITDA (non-GAAP) for the fourth quarter of 2019 was RMB1.1 billion (US$152 million), compared with negative RMB46 million for the fourth quarter of 2018. EBITDA (non-GAAP) increased 56.5% to RMB3.6 billion (US$510 million) for the full year of 2019.
  Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the fourth quarter increased 15.9% year-over-year to RMB854 million (US$122 million) and increased 2.4% to RMB3.3 billion (US$481 million) for the full year of 2019.
  Net income attributable to Huazhu Group Limited was RMB619 million (US$89 million) for the fourth quarter of 2019, compared with net loss attributable to Huazhu Group Limited of RMB419 million in the fourth quarter of 2018 and net income attributable to Huazhu Group Limited of RMB431 million in the previous quarter. Net income attributable to Huazhu Group Limited increased 147.1% to RMB1.8 billion (US$254 million) for the full year of 2019.
  Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted net income (non-GAAP) for the fourth quarter of 2019 was RMB411 million (US$59 million), compared with RMB364 million for the fourth quarter of 2018, and adjusted net income (non-GAAP) for the full year of 2019 was RMB1.6 billion (US$225 million), compared with RMB1.7 billion for the full year of 2018.
  Huazhu completed the acquisition of Deutsche Hospitality on January 2, 2020.

SHANGHAI, China, March 26, 2020 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or the “Company”), a leading and fast-growing hotel group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter of 2019 Operational Highlights

  During the fourth quarter of 2019, Huazhu opened 630 hotels, including 11 leased (“leased-and-operated”) hotels and 619 manachised (“franchised-and-managed”) hotels and franchised hotels.

  The Company closed a total of 163 hotels, which included 20 leased hotels and 143 manachised and franchised hotels, during the fourth quarter of 2019. This was mainly due to three reasons:

  a) With strategic focus to upgrade product and service quality, Huazhu temporarily closed 56 hotels for brand upgrade and business model change purposes; and removed 42 hotels for non-compliance with Huazhu’s brand and operating standards.

  b) Property-related issues, including rezoning and expiry of leases, which resulted in the closure of 33 hotels.

  c) 32 manachised hotels were closed due to operating losses.

  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB232 in the fourth quarter of 2019, compared with RMB230 in the fourth quarter of 2018 and RMB245 in the previous quarter. The year-over-year increase of 0.9% was primarily due to an increase in the proportion of mid- and up-scale hotels with higher ADR in the Company’s brand mix. The sequential decrease resulted mainly from seasonality.

  The occupancy rate for all hotels in operation was 82.2% in the fourth quarter of 2019, compared with 85.2% in the fourth quarter of 2018 and 87.7% in the previous quarter. The year-over-year decrease of 3.0 percentage point was due to the soft macro economy and a dilutive impact from newly-opened hotels. The sequential decrease resulted mainly from seasonality.

  Blended RevPAR, defined as revenue per available room for all hotels in operation, was RMB191 in the fourth quarter of 2019, compared with RMB196 in the fourth quarter of 2018 and RMB215 in the previous quarter. The year-over-year decrease of 2.7% was mainly attributable to the soft macro economy. Excluding our soft brands (Hi Inn, Elan, Starway, Madison and Grand Madison), the blended RevPAR for the fourth quarter of 2019 would have declined by 0.5% year-over-year. The sequential decrease resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB188 for the fourth quarter of 2019, representing a 5.4% decrease from RMB199 for the fourth quarter of 2018, with a 2.7% decrease in ADR and a 2.4-percentage-point decrease in occupancy rate. The year-over-year decrease was mainly due to macroeconomic softness and more promotions.

Operational Highlights of full year 2019

  For the full year of 2019, the company opened 43 leased hotels and 1,672 manachised hotels and franchised hotels, and closed 54 leased hotels and 273 manachised and franchised hotels. As of December 31, 2019, the Company had 688 leased and owned hotels, 4,519 manachised hotels, and 411 franchised hotels in operation in 437 cities in China and Singapore. The number of hotel rooms in operation totaled 536,876, an increase of 27.0% from a year ago.

  As of December 31, 2019, the Company had a total number of 2,262 hotels contracted or under construction, including 43 leased hotels and 2,219 manachised and franchised hotels. The pipeline represented 40% of the number of hotels in operation as the end of 2019.

  For the full year of 2019, the ADR for all hotels in operation was RMB234, increasing 3.6% year-over-year from RMB226 in 2018. The occupancy rate for all hotels in operation was 84.4%, compared with 87.3% in 2018. As a result, the blended RevPAR for all hotels in operation was RMB198 in 2019, a 0.1% increase from RMB197 in 2018. Excluding our soft brands, the blended RevPAR for 2019 would have increased by 0.8% year-over-year.

  The same-hotel RevPAR was RMB194 in 2019, a 3.1% decrease from RMB201 in 2018, with a 0.3% decrease in ADR and a 2.5-percentage-point decrease in occupancy rate. In 2019, the economy hotels and the midscale and upscale hotels posted decreases of 3.0% and 3.2% in same-hotel RevPAR, respectively.

  As of December 31, 2019, H Rewards (Huazhu’s loyalty program) had approximately 153 million members, who contributed approximately 76% of room nights sold during the full year of 2019 and approximately 85% of room nights were sold through the Company’s own direct channels.

Ji Qi, founder, Executive Chairman and CEO of Huazhu commented: “We concluded 2019 with strong hotel openings and pipeline against a challenging macroeconomic background. Thanks to our dedicated employees, our powerful brand portfolio and solid execution, we have further expanded our market share and achieved remarkable operational results.”

“Looking into 2020, the COVID-19 outbreak has been a major public health emergency in China and worldwide. Our top priority is the health and safety of our employees and customers, and the operational sustainability of our hotels. Since the start of the outbreak in China, we have set up a crisis task force comprised of a centralized command center, supported by 18 regional sub-command centers. This task force communicates on a daily basis to mobilize all available resources and co-ordinate efforts from all parties from within and outside the Huazhu network. The objectives are to keep our employees and customers safe, keep providing emergency supplies to all our hotels, and to keep our hotels open to our customers. In addition, we are leveraging our internal information platform, a work app called H-Tone™, to communicate and organize our collaborative efforts so that our employees and franchisees have timely access to critical information at their fingertips. Now, we have moved to the initial recovery stage and are seeing gradual improvements in our hotel operations. Thanks to our well-established operational platform and multi-channel online and offline sales efforts, we maintain our leading position and outperformed our peers in the hotel industry.”

“Despite this temporary challenge and disruption to our business, as the industry leader, we remain confident about the long-term growth potential of China’s lodging industry and we will capture this opportunity to further consolidate the hotel industry. Huazhu will focus on our product qualities, innovative technology applications and organizational capabilities, and will strive to become a world-class hotel network.” Mr. Ji added.

Fourth Quarter and Full Year of 2019 Financial Results

(RMB in millions)	Q4 2018	Q3 2019	Q4 2019	2018FY	2019FY
Revenues:
Leased and owned hotels	1,942	2,089	1,921	7,470	7,718
Manachised and franchised hotels	703	939	938	2,527	3,342
Others	38	27	51	66	152
Net revenues	2,683	3,055	2,910	10,063	11,212

Net revenues for the fourth quarter of 2019 were RMB2.9 billion (US$418 million), representing an 8.5% year-over-year increase and a 4.7% sequential decrease. The year-over-year increase was primarily attributable to our hotel network expansion; the sequential decrease was due to seasonality.

Net revenues for the full year of 2019 were RMB11.2 billion (US$1.6 billion), representing an increase of 11.4% from the full year of 2018.

Net revenues from leased and owned hotels for the fourth quarter of 2019 were RMB1.9 billion (US$276 million), representing a 1.1% year-over-year decrease and an 8.0% sequential decrease. The year-over-year decrease was mainly due to the decrease in RevPAR mainly caused by macroeconomic softness and the decrease in number of hotels in operation mainly caused by temporary hotel closures as product and brand upgrades were implemented.

For the full year of 2019, net revenues from leased and owned hotels were RMB7.7 billion (US$1.1 billion), representing a 3.3% year-over-year increase.

Net revenues from manachised and franchised hotels for the fourth quarter of 2019 were RMB938 million (US$135 million), representing a 33.4% year-over-year increase and a 0.1% sequential decrease.

For the full year of 2019, net revenues from manachised and franchised hotels were RMB3.3 billion (US$480 million), representing a 32.3% year-over-year increase. These hotels accounted for 29.8% of net revenues, compared to 25.1% of net revenues for the full year of 2018.

Other revenues represent revenues generated from businesses other than the hotel operation, which mainly include revenues from the provision of IT products and services to hotels and revenues from Huazhu Mall™, totaling RMB51 million (US$7 million) in the fourth quarter of 2019, compared to RMB38 million in the fourth quarter of 2018 and RMB27 million in the previous quarter.

For the full year of 2019, other revenues were RMB152 million (US$22 million), compared to RMB66 million in 2018.

(RMB in millions)	Q4 2018	Q3 2019	Q4 2019	2018FY	2019FY
Operating costs and expenses:
Hotel operating costs	1,737	1,834	1,879	6,476	7,190
Other operating costs	8	11	21	15	57
Selling and marketing expenses	108	113	134	348	426
General and administrative expenses	269	277	330	851	1,061
Pre-opening expenses	54	126	149	255	502
Total operating costs and expenses	2,176	2,361	2,513	7,945	9,236

Hotel operating costs for the fourth quarter of 2019 were RMB1.9 billion (US$270 million), compared to RMB1.7 billion in the fourth quarter of 2018 and RMB1.8 billion in the previous quarter, representing an 8.2% year-over-year increase and a 2.5% sequential increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2019 were RMB1.9 billion (US$269 million), representing 64.4% of net revenues, compared to 64.4% for the fourth quarter in 2018 and 59.7% for the previous quarter. The sequential increase in the percentage was mainly due to seasonality.

For the full year of 2019, hotel operating costs were RMB7.2 billion (US$1.0 billion), compared to RMB6.5 billion in 2018. Excluding share-based compensation, hotel operating costs (non-GAAP) were RMB7.2 billion (US$1.0 billion), representing 63.8% of net revenues, compared to 64.1% in 2018.

Selling and marketing expenses for the fourth quarter of 2019 were RMB134 million (US$19 million), compared to RMB108 million in the fourth quarter of 2018 and RMB113 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2019 were RMB133 million (US$19 million), or 4.6% of net revenues, compared to 4.0% for the fourth quarter of 2018 and 3.7% for the previous quarter. The year-over-year increase was mainly due to the expansion of our sales and marketing team to strengthen our direct sales channels at hotel and regional level, increased bank charges for online payments, and higher commission fees to online travel agencies.

For the full year of 2019, selling and marketing expenses were RMB426 million (US$61 million), compared to RMB348 million in 2018. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB423 million (US$61 million), representing 3.8% of net revenues, compared to 3.5% in 2018. The higher selling and marketing expenses as percentage of net revenues were due to reasons mentioned above.

General and administrative expenses for the fourth quarter of 2019 were RMB330 million (US$47 million), compared to RMB269 million in the fourth quarter of 2018 and RMB277 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2019 were RMB316 million (US$45 million), representing 10.8% of net revenues, compared with 9.3% in the fourth quarter of 2018 and 8.4% in the previous quarter. The year-over-year increase was mainly due to one-time acquisition-related costs for the Deutsche Hospitality acquisition of RMB66 million in the fourth quarter of 2019.

For the full year of 2019, general and administrative expenses were RMB1.1 billion (US$152 million), compared to RMB851 million in 2018. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB989 million (US$142 million), representing 8.9% of net revenues, compared to 8.0% in 2018. The year-over-year increase was mainly due to our investments to expand our hotel development teams, upscale-brand hotels and IT capabilities and one-time acquisition-related costs for the Deutsche Hospitality acquisition.

Pre-opening expenses for the fourth quarter of 2019 were RMB149 million (US$22 million), representing a 175.9% year-over-year increase and an 18.3% sequential increase.

Pre-opening expenses for the full year of 2019 were RMB502 million (US$72 million), compared to RMB255 million in 2018, representing a year-over-year increase of 96.9%. The increase in pre-opening expenses was mainly attributable to the construction of upscale-brand flag-ship hotels in 2019. Pre-opening expenses as a percentage of net revenues were 4.5% in 2019, compared to 2.5% in 2018.

Other operating income, net for the fourth quarter of 2019 was RMB89 million (US$13 million) mainly related to subsidy income, compared to RMB85 million in the fourth quarter of 2018 and RMB9 million in the previous quarter.

Other operating income, net for the full year of 2019 was RMB132 million (US$19 million), compared to RMB226 million in 2018. The year-over-year decrease was mainly attributable to one-time (i) the compensation of RMB35 million received from the selling shareholders of Crystal Orange as the final settlement of the sales and purchase transaction and (ii) the compensations received or reversal of losses related to termination of certain leased hotels of RMB93 million, in 2018, and (iii) partially offset by an increase in subsidies income received related to taxes paid.

Income from operations for the fourth quarter of 2019 was RMB486 million (US$70 million), compared to RMB592 million in the fourth quarter of 2018 and RMB703 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the fourth quarter of 2019 was RMB508 million (US$73 million), compared to RMB619 million for the fourth quarter of 2018 and RMB734 million for the previous quarter. Adjusted operating margin, defined as adjusted income from operations (non-GAAP) as percentage of net revenues, for the fourth quarter of 2019 was 17.4%, compared with 23.1% in the fourth quarter of 2018 and 24.0% in the previous quarter. The year-over-year decrease in adjusted operating margin was mainly due to our investments to accelerate our network expansion, acquisition-related costs for the Deutsche Hospitality acquisition as well as pre-opening expenses for our upscale brands.

Income from operations for the full year of 2019 was RMB2.1 billion (US$304 million), compared to RMB2.3 billion in 2018. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the full year of 2019 was RMB2.2 billion (US$319 million), compared to RMB2.4 billion for the full year of 2018. The adjusted operating margin (non-GAAP) for the year of 2019 was 19.8%, compared with 24.1% for the full year of 2018. The decrease of the adjusted operating margin was mainly attributable to our investments to accelerate our network expansion, acquisition-related costs for the Deutsche Hospitality acquisition as well as pre-opening expenses for our upscale brands.

Other income, net for the fourth quarter of 2019 was RMB45 million (US$6 million), compared to RMB1 million for the fourth quarter of 2018 and RMB86 million for the previous quarter.

Other income, net for the full year of 2019 was RMB331 million (US$48 million), compared to RMB203 million in 2018. The increase was mainly due to higher gains realized from our sales of some equity securities in 2019.

Unrealized gains from fair value changes of equity securities for the fourth quarter of 2019 was RMB230 million (US$33 million), compared to unrealized losses from fair value changes of equity securities of RMB756 million in the fourth quarter of 2018 and unrealized gains from fair value changes of equity securities of RMB28 million in the previous quarter.

For the full year of 2019, unrealized gains from fair value changes of equity securities was RMB316 million (US$44 million), compared to unrealized losses from fair value changes of equity securities of RMB914 million in 2018. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

Income tax expense for the fourth quarter of 2019 was RMB133 million (US$19 million), compared to RMB106 million in the same period of 2018 and RMB191 million in the previous quarter. For the full year of 2019, income tax expense was RMB640 million (US$92 million), compared to RMB569 million in 2018.The change in our effective tax rate primarily reflected certain non-taxable loss of the fair value changes in equity securities investments.

Net income attributable to Huazhu Group Limited for the fourth quarter of 2019 was RMB619 million (US$89 million), compared to a net loss attributable to Huazhu Group Limited of RMB419 million in the fourth quarter of 2018 and net income attributable to Huazhu Group Limited of RMB431 million in the previous quarter. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the fourth quarter of 2019 was RMB411 million (US$59 million), representing a 12.9% year-over-year increase and a 5.3% sequential decrease.

Net income attributable to Huazhu Group Limited for the full year of 2019 increased 147.1% to RMB1.8 billion (US$254 million). Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the full year of 2019 was RMB1.6 billion (US$225 million), compared to RMB1.7 billion in 2018. The decrease of 8.8% was mainly attributable to our investments to accelerate our network expansion, acquisition-related costs for the Deutsche Hospitality acquisition as well as pre-opening expenses for our upscale brands.

Basic and diluted earnings per share/ADS. For the fourth quarter of 2019, basic earnings per share were RMB2.17 (US$0.31), and diluted earnings per share were RMB2.07 (US$0.30). For the fourth quarter of 2019, excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB1.44 (US$0.21) and adjusted diluted earnings per share (non-GAAP) were RMB1.38 (US$0.20).

For the full year of 2019, basic earnings per share were RMB6.22 (US$0.89) and diluted earnings per share were RMB5.94 (US$0.85). For the full year of 2019, excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB5.50 (US$0.79), while adjusted diluted earnings per share (non-GAAP) were RMB5.27 (US$0.76).

EBITDA (non-GAAP) for the fourth quarter of 2019 was RMB1.1 billion (US$152 million), compared with EBITDA (non-GAAP) of negative RMB46 million in the fourth quarter of 2018 and positive RMB898 million in the previous quarter. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the fourth quarter of 2019 was RMB854 million (US$122 million), representing a 15.9% year-over-year increase and a 5.2% sequential decrease.

EBITDA (non-GAAP) for the full year of 2019 increased 56.5% to RMB3.6 billion (US$510 million). Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the full year of 2019 was RMB3.35 billion (US$481 million), compared with RMB3.27 billion in 2018, representing a 2.4% year-over-year increase. The year-over-year increase was mainly due to the expansion of the Company’s hotel network, and the higher proportion of manachised and franchised hotels. Adjusted EBITDA margin (non-GAAP) for the year of 2019 was 29.9%, compared with 32.5% for the full year of 2018.

Cash flow. Operating cash inflow for the fourth quarter of 2019 was RMB979 million (US$140 million). Investing cash inflow for the fourth quarter was RMB635 million (US$91 million). Financing cash inflow for the fourth quarter of 2019 was RMB7.9 billion (US$1.1 billion).

Operating cash inflow for the full year of 2019 was RMB3.3 billion (US$473 million), representing an increase of 8.0% from 2018. Investing cash outflow for the full year of 2019 was RMB285 million (US$41 million), compared to RMB6.3 billion in 2018. Financing cash inflow for the full year of 2019 was RMB6.0 billion (US$868 million), compared to RMB4.2 billion in 2018.

Cash and cash equivalents and Restricted cash. As of December 31, 2019, the Company had a total balance of cash and cash equivalents of RMB3.2 billion (US$465 million and restricted cash of RMB10.8 billion (US$1.5 billion). The restricted cash balance mainly comprised of cash reserved for the acquisition of Deutsche Hospitality totaling approximately US$800 million, cash reserved for the refinancing of syndication loan US$500 million, and US$220 million of cash pledged for certain bank borrowings.

Debt financing. As of December 31, 2019, the Company had a total loan balance of RMB16.6 billion (US$2.4 billion) and the unutilized credit facility available to the Company was RMB1.7 billion. The short-term debt of RMB8.5 billion (US$1.2 billion) at December 31, 2019 mainly comprised of (1) syndication loan US$500 million, (2) convertible note of US$472 million, (3) fully cash-backed bank debt of US$220 million, and (4) short-term portion of long-term bank debts totaling US$28 million. The syndication loan of US$500 million had been refinanced by a new syndication bank loan due in December 2022. We classified the convertible notes of US$472 million as short-term debt because the convertible note holders have a right to put the convertible notes back to the Company in November, 2020. At any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the convertible notes (i.e., November 1, 2022), the convertible note holders have a right to convert the notes into the Company’s ADSs at a predetermined conversion rate, or be repaid with the principal amount of the remaining notes on the maturity date. Up to March 26, 2020, the unutilized credit facility available to the Company was RMB2.1 billion.

Completion of the Deutsche Hospitality Acquisition and Related Credit Activity
On January 2, 2020, Huazhu closed the Deutsche Hospitality acquisition. As of December 31, 2019, Deutsche Hospitality had 119 hotels or 23,353 rooms, and 39 unopened hotels in 20 countries.

In connection with the Deutsche Hospitality acquisition, China Lodging Holdings (HK) Limited, a subsidiary of the Company, has signed a EUR440 million term facility and US$500 million revolving credit facility agreement for a term of 3 years with a bank consortium led by JPMorgan Chase Bank, N.A., acting through its Hong Kong Branch, Deutsche Bank AG, Singapore Branch and Morgan Stanley Senior Funding, Inc. The EUR440 million term facility was to fund the payment of all amounts payable under or in connection with the acquisition. The US$500 million revolving credit facility due in December 2022 was used to refinance the outstanding principal amount under the credit facilities the Company entered into in May 2017 in connection with the Company’s acquisition of Crystal Orange Hotel Holdings Limited, which was due in May 2020.

COVID-19 outbreak: response and impact
Since the COVID-19 outbreak in January 2020, we have taken various preventative measures, such as intelligent non-contact services, across our hotels to help protect our employees and customers. In addition to timely delivery of needed hotel supplies that were coordinated and managed by Huazhu’s centralized procurement team, we have also offered temporary franchise fee reductions and have helped our franchisees to obtain lower-interest bank loans to help meet their short-term working capital needs. We are working diligently to keep all of our hotels in operation as long as we are allowed to keep them open.

The Chinese government has implemented strict nationwide containment measures against COVID-19, including but not limited to travel restrictions, lock-down of certain cities, hotel closures, etc. Such containment measures negatively affected our hotels’ occupancy and revenue. We have taken certain cost and cash flow mitigation measures to counter the negative impact of the lower revenue:

  Discussion with our leased hotel landlords for rent reduction and deferment;
  Reduced or eliminated our discretionary spending including marketing, non-essential training, and capital expenditures;
  Frozen new recruitments, streamlined our head office, and placed a number of our hotel teams on a temporary furlough and/or reduced workdays to adjust for the lower hotel occupancy.

The Chinese government also announced a number of relief measures to Chinese companies, including but not limited to encouraged rental waiver, reduction and delayed payment of social insurance and taxes, continued support from financial institutions, etc. These measures will partially offset the impact of our revenue loss.

It is possible that closure of our hotels and lower occupancy during this period, as a result of the Chinese government containment measures mentioned above, may amount to a technical event of default under our banking arrangements. We are currently working with all relevant parties to seek waivers wherever this is required. Since the outbreak, we have also received further support from our banks in the form of additional banking facilities and lower interest rates.

Due to the Chinese government’s effective containment measures of COVID-19 and our employees’ great efforts during this period, we have observed an initial recovery in our hotel operations since early March. We believe we have been through the lowest point when nearly 50% of our hotels in China were required to close temporarily and occupancy rate dropped sharply to about 10% during the Chinese New Year holiday. As of March 26, 2020, 93.5% of our hotels have resumed operations with an occupancy rate 62% and continue to improve.

Since early March 2020, Deutsche Hospitality hotel operations have also been affected from the wider spread of COVID-19 in Europe. In order to contain the spread of COVID-19, the local governments ordered a number of our hotels to be closed.

The German government announced certain relief measures including the contribution by the German government to salary costs of our furloughed employees, the details of which are still being worked through. These government assistance measures should help lessen the negative effects of these closures.

We have initiated a series of cost and cash flow mitigation measures such as reduction in discretionary expenses, headcount freeze, reduction and deferment of capital expenditures, and rental payments, etc., to counter the impact due to hotel closures. We have also reached out to our banks for additional bank facilities to support our operations in Europe during this period.

Guidance
Due to the impact of COVID-19, Huazhu now anticipates the gross opening of 1,600-1,800 hotels in 2020. In 2020, Huazhu is expected to close 350-450 hotels, including planned closure of 300-350 hotels and special closure of 50-100 hotels impacted by COVID-19.

In the first quarter of 2020, Huazhu expects net revenues to decline 15% to 20% year-over-year or 45% to 50% if excluding the addition of Deutsche Hospitality. Given the uncertainties amid the mix of recovery in China and wider spread of COVID-19 outside of China, we are not able to provide meaningful revenue guidance for the full year 2020 at this time. We will continue to closely monitor these developments and provide more updates when possible.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
Huazhu’s management will host a conference call at 9 p.m. ET, Thursday, March 26, 2020 (or 9 a.m. on Friday, March 27, 2020 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (845) 675 0437 (for callers in the US), +86 400 620 8038 (for callers in China Mainland), +852 3018 6771 (for callers in Hong Kong) or +65 6713 5090 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 7678106. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through April 3, 2020. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 8199 0299 (for callers outside the US) and entering pass code 7678106.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating our economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor. As of December 31, 2019, Huazhu operated 5,618 hotels with 536,876 rooms in operation. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Orange Hotel Select, Crystal Orange Hotel, Manxin Hotels & Resorts, Joya Hotel, and Blossom Hill Hotels & Resorts. Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region. Huazhu completed the acquisition of Deutsche Hospitality on January 2, 2020, further expanding our portfolio of brands to include Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz Hotel, Intercity Hotel and Zleep Hotel.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of December 31, 2019, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of demand for lodging in China and other factors and risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 Hotel turnover refers to total transaction value of room and non-room revenues from Huazhu hotels (i.e., leased and operated, manachised and franchised hotels).

2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.9618 on December 31, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

---Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2018	December 31, 2019
	RMB	RMB	US$
	(in millions)

ASSETS
Current assets:
Cash and cash equivalents	4,262	3,234	465
Restricted cash	622	10,765	1,546
Short-term investments	89	2,908	418
Accounts receivable, net	195	218	31
Loan receivables, net	94	193	28
Amounts due from related parties	176	182	26
Prepaid rent	955	-	-
Inventories	41	57	8
Other current assets	540	699	100
Total current assets	6,974	18,256	2,622

Property and equipment, net	5,018	5,854	841
Intangible assets, net	1,834	1,662	239
Operating lease right-of-use assets	-	20,875	2,998
Land use rights, net	220	215	31
Long-term investments	6,152	1,929	277
Goodwill	2,630	2,657	382
Loan receivables, net	189	280	40
Other assets	471	707	102
Deferred tax assets	505	548	79
Total assets	23,993	52,983	7,611

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	948	8,499	1,220
Accounts payable	890	1,176	169
Amounts due to related parties	75	95	14
Salary and welfare payables	521	491	71
Deferred revenue	1,005	1,179	169
Operating lease liabilities, current	-	3,082	443
Accrued expenses and other current liabilities	1,607	1,856	267
Dividends payable	658	678	97
Income tax payable	265	231	33
Total current liabilities	5,969	17,287	2,483

Long-term debt	8,812	8,084	1,161
Deferred rent	1,507	-	-
Operating lease liabilities, noncurrent	-	18,496	2,657
Deferred revenue	458	559	80
Other long-term liabilities	453	566	81
Deferred tax liabilities	475	491	71
Total liabilities	17,674	45,483	6,533

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(15)
Additional paid-in capital	3,713	3,834	551
Retained earnings	2,610	3,701	532
Accumulated other comprehensive income (loss)	(42)	(49)	(7)
Total Huazhu Group Limited shareholders' equity	6,174	7,379	1,061
Noncontrolling interest	145	121	17
Total equity	6,319	7,500	1,078
Total liabilities and equity	23,993	52,983	7,611

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended				Year Ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenues:
Leased and owned hotels	1,942	2,089	1,921	276	7,470	7,718	1,109
Manachised and franchised hotels	703	939	938	135	2,527	3,342	480
Others	38	27	51	7	66	152	22
Net revenues	2,683	3,055	2,910	418	10,063	11,212	1,611

Operating costs and expenses:
Hotel operating costs:
Rents	(662)	(664)	(663)	(95)	(2,406)	(2,624)	(377)
Utilities	(87)	(105)	(91)	(13)	(399)	(404)	(58)
Personnel costs	(436)	(466)	(490)	(70)	(1,663)	(1,854)	(266)
Depreciation and amortization	(223)	(243)	(257)	(37)	(869)	(960)	(138)
Consumables, food and beverage	(179)	(203)	(215)	(31)	(673)	(793)	(114)
Others	(150)	(153)	(163)	(24)	(466)	(555)	(80)
Total hotel operating costs	(1,737)	(1,834)	(1,879)	(270)	(6,476)	(7,190)	(1,033)
Other operating costs	(8)	(11)	(21)	(3)	(15)	(57)	(8)
Selling and marketing expenses	(108)	(113)	(134)	(19)	(348)	(426)	(61)
General and administrative expenses	(269)	(277)	(330)	(47)	(851)	(1,061)	(152)
Pre-opening expenses	(54)	(126)	(149)	(22)	(255)	(502)	(72)
Total operating costs and expenses	(2,176)	(2,361)	(2,513)	(361)	(7,945)	(9,236)	(1,326)
Other operating income (expense), net	85	9	89	13	226	132	19
Income from operations	592	703	486	70	2,344	2,108	304
Interest income	32	46	39	6	148	160	23
Interest expense	(70)	(72)	(83)	(12)	(244)	(315)	(45)
Other (expense) income, net	1	86	45	6	203	331	48
Unrealized gains (losses) from fair value changes of equity securities	(756)	28	230	33	(914)	316	44
Foreign exchange (loss) gain	(42)	(108)	69	10	(144)	(35)	(5)
Income (Loss) before income taxes	(243)	683	786	113	1,393	2,565	369
Income tax expense	(106)	(191)	(133)	(19)	(569)	(640)	(92)
Gain (Loss) from equity method investments	(64)	(60)	(28)	(4)	(97)	(164)	(24)
Net income (loss)	(413)	432	625	90	727	1,761	253
Net (income) loss attributable to noncontrolling interest	(6)	(1)	(6)	(1)	(11)	8	1
Net income (loss) attributable to Huazhu Group Limited	(419)	431	619	89	716	1,769	254

Other comprehensive income
Foreign currency translation adjustments, net of tax	20	(65)	29	4	(169)	(7)	(1)
Comprehensive income (loss)	(393)	367	654	94	558	1,754	252
Comprehensive (income) loss attributable to noncontrolling interest	(6)	(1)	(6)	(1)	(11)	8	1
Comprehensive income (loss) attributable to Huazhu Group Limited	(399)	366	648	93	547	1,762	253

Earnings (Losses) per share/ADS:
Basic	(1.48)	1.51	2.17	0.31	2.54	6.22	0.89
Diluted	(1.48)	1.45	2.07	0.30	2.49	5.94	0.85

Weighted average number of shares used in computation:
Basic	282,500,261	284,657,577	285,256,343	285,256,343	281,717,485	284,305,138	284,305,138
Diluted	282,500,261	304,311,266	304,319,151	304,319,151	303,605,809	304,309,890	304,309,890

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Year Ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	( in millions)
Operating activities:
Net (loss) income	(413)	432	625	90	727	1,761	253
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	27	31	22	3	83	110	15
Depreciation and amortization, and other	236	257	273	39	919	1,019	146
Loss (Income) from equity method investments, net of dividends	124	99	37	5	157	213	31
Investment (income) loss	798	(6)	(353)	(51)	1,009	(477)	(68)
Changes in operating assets and liabilities	(225)	20	387	56	58	482	69
Other	27	174	(12)	(2)	96	185	27
Net cash provided by operating activities	574	1,007	979	140	3,049	3,293	473

Investing activities:
Capital expenditures	(312)	(390)	(459)	(66)	(1,195)	(1,535)	(221)
Acquisitions, net of cash received	(27)	(23)	(160)	(23)	(497)	(244)	(35)
Purchase of long-term investments	(366)	(118)	(63)	(9)	(4,960)	(329)	(47)
Proceeds from maturity/sale of long-term investments	4	533	1,281	184	177	2,002	288
Loan advances	(55)	(131)	(76)	(11)	(320)	(541)	(78)
Loan collections	21	148	92	13	433	347	50
Other	3	(8)	20	3	16	15	2
Net cash provided by (used in) investing activities	(732)	11	635	91	(6,346)	(285)	(41)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	1	2	4	1	14	14	2
Proceeds from debt	850	2	11,064	1,589	5,239	15,392	2,211
Repayment of debt	(294)	(605)	(3,136)	(450)	(936)	(8,682)	(1,247)
Dividend paid	-	-	-	-	-	(658)	(95)
Other	(74)	(37)	(2)	-	(69)	(21)	(3)
Net cash provided by (used in) financing activities	483	(638)	7,930	1,140	4,248	6,045	868

Effect of exchange rate changes on cash, cash equivalents and restricted cash	12	6	4	1	(23)	62	9
Net increase (decrease) in cash, cash equivalents and restricted cash	337	386	9,548	1,372	928	9,115	1,309
Cash, cash equivalents and restricted cash at the beginning of the period	4,547	4,065	4,451	639	3,956	4,884	702
Cash, cash equivalents and restricted cash at the end of the period	4,884	4,451	13,999	2,011	4,884	13,999	2,011

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,879	64.6%	7	0.2%	1,872	64.4%
Other operating costs	21	0.7%	-	0.0%	21	0.7%
Selling and marketing expenses	134	4.6%	1	0.0%	133	4.6%
General and administrative expenses	330	11.3%	14	0.5%	316	10.8%
Pre-opening expenses	149	5.1%	-	0.0%	149	5.1%
Total operating costs and expenses	2,513	86.3%	22	0.7%	2,491	85.6%
Income from operations	486	16.7%	22	0.7%	508	17.4%

	Quarter Ended December 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in millions)
Hotel operating costs	270	64.6%	1	0.2%	269	64.4%
Other operating costs	3	0.7%	-	0.0%	3	0.7%
Selling and marketing expenses	19	4.6%	0	0.0%	19	4.6%
General and administrative expenses	47	11.3%	2	0.5%	45	10.8%
Pre-opening expenses	22	5.1%	-	0.0%	22	5.1%
Total operating costs and expenses	361	86.3%	3	0.7%	358	85.6%
Income from operations	70	16.7%	3	0.7%	73	17.4%

	Quarter Ended September 30, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,834	60.0%	10	0.3%	1,824	59.7%
Other operating costs	11	0.4%	-	0.0%	11	0.4%
Selling and marketing expenses	113	3.7%	1	0.0%	112	3.7%
General and administrative expenses	277	9.1%	20	0.7%	257	8.4%
Pre-opening expenses	126	4.1%	-	0.0%	126	4.1%
Total operating costs and expenses	2,361	77.3%	31	1.0%	2,330	76.3%
Income from operations	703	23.0%	31	1.0%	734	24.0%

	Quarter Ended December 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,737	64.7%	9	0.3%	1,728	64.4%
Other operating costs	8	0.3%	-	0.0%	8	0.3%
Selling and marketing expenses	108	4.0%	1	0.0%	107	4.0%
General and administrative expenses	269	10.0%	17	0.7%	252	9.3%
Pre-opening expenses	54	2.0%	-	0.0%	54	2.0%
Total operating costs and expenses	2,176	81.0%	27	1.0%	2,149	80.0%
Income from operations	592	22.1%	27	1.0%	619	23.1%

	Year Ended December 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	7,190	64.1%	35	0.3%	7,155	63.8%
Other operating costs	57	0.5%	-	0.0%	57	0.5%
Selling and marketing expenses	426	3.8%	3	0.0%	423	3.8%
General and administrative expenses	1,061	9.5%	72	0.6%	989	8.9%
Pre-opening expenses	502	4.5%	-	0.0%	502	4.5%
Total operating costs and expenses	9,236	82.4%	110	0.9%	9,126	81.5%
Income from operations	2,108	18.8%	110	1.0%	2,218	19.8%

	Year Ended December 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in millions)
Hotel operating costs	1,033	64.1%	5	0.3%	1,028	63.8%
Other operating costs	8	0.5%	-	0.0%	8	0.5%
Selling and marketing expenses	61	3.8%	0	0.0%	61	3.8%
General and administrative expenses	152	9.5%	10	0.6%	142	8.9%
Pre-opening expenses	72	4.5%	-	0.0%	72	4.5%
Total operating costs and expenses	1,326	82.4%	15	0.9%	1,311	81.5%
Income from operations	304	18.8%	15	1.0%	319	19.8%

	Year Ended December 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	6,476	64.4%	27	0.3%	6,449	64.1%
Other operating costs	15	0.1%	-	0.0%	15	0.1%
Selling and marketing expenses	348	3.5%	3	0.0%	345	3.5%
General and administrative expenses	851	8.5%	53	0.5%	798	8.0%
Pre-opening expenses	255	2.5%	-	0.0%	255	2.5%
Total operating costs and expenses	7,945	79.0%	83	0.8%	7,862	78.2%
Income from operations	2,344	23.3%	83	0.8%	2,427	24.1%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Year Ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	(419)	431	619	89	716	1,769	254
Share-based compensation expenses	27	31	22	3	83	110	15
Unrealized (gains) losses from fair value changes of equity securities	756	(28)	(230)	(33)	914	(316)	(44)
Adjusted net income attributable to Huazhu Group Limited (non-GAAP)	364	434	411	59	1,713	1,563	225

Adjusted earnings (losses) per share/ADS (non-GAAP)
Basic	1.29	1.52	1.44	0.21	6.08	5.50	0.79
Diluted	1.23	1.46	1.38	0.20	5.77	5.27	0.76

Weighted average number of shares used in computation
Basic	282,500,261	284,657,577	285,256,343	285,256,343	281,717,485	284,305,138	284,305,138
Diluted	282,500,261	304,311,266	304,319,151	304,319,151	303,605,809	304,309,890	304,309,890

	Quarter Ended				Year Ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	(419)	431	619	89	716	1,769	254
Interest income	(32)	(46)	(39)	(6)	(148)	(160)	(23)
Interest expense	70	72	83	12	244	315	45
Income tax expense	106	191	133	19	569	640	92
Depreciation and amortization	229	250	266	38	891	991	142
EBITDA (non-GAAP)	(46)	898	1,062	152	2,272	3,555	510
Share-based compensation	27	31	22	3	83	110	15
Unrealized (gains) losses from fair value changes of equity securities	756	(28)	(230)	(33)	914	(316)	(44)
Adjusted EBITDA (non-GAAP)	737	901	854	122	3,269	3,349	481

	Huazhu Group Limited
Operational Data
		As of
	December 31,	September 30,	December 31,
	2018	2019	2019
Total hotels in operation:	4,230	5,151	5,618
Leased and owned hotels	699	697	688
Manachised hotels	3,309	4,087	4,519
Franchised hotels	222	367	411
Total hotel rooms in operation	422,747	504,414	536,876
Leased and owned hotels	86,787	88,206	87,465
Manachised hotels	314,932	387,174	418,700
Franchised hotels	21,028	29,034	30,711
Number of cities	403	420	437

Operating Metrics

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2018	2019	2019	change
Average daily room rate (in RMB)
Leased and owned hotels	275	288	277	0.9%
Manachised and franchised hotels	218	235	223	2.1%
Blended	230	245	232	0.9%
Occupancy rate (as a percentage)
Leased and owned hotels	86.7%	90.0%	84.7%	-2.0pp
Manachised and franchised hotels	84.8%	87.2%	81.6%	-3.1pp
Blended	85.2%	87.7%	82.2%	-3.0pp
RevPAR (in RMB)
Leased and owned hotels	238	259	235	-1.4%
Manachised and franchised hotels	185	205	182	-1.7%
Blended	196	215	191	-2.7%(2)

(2) Excluding our soft brands (Hi Inn, Elan, Starway, Madison and Grand Madison), the blended RevPAR for 2019Q4 declined by 0.5% year-over-year.

	For the full year ended
	December 31,	December 31,	yoy
	2018	2019	change
Average daily room rate (in RMB)
Leased and owned hotels	267	276	3.6%
Manachised and franchised hotels	214	224	4.6%
Blended	226	234	3.6%
Occupancy rate (as a percentage)
Leased and owned hotels	89.0%	87.0%	-2.0%
Manachised and franchised hotels	86.9%	83.8%	-3.1%
Blended	87.3%	84.4%	-3.0%
RevPAR (in RMB)
Leased and owned hotels	237	240	1.2%
Manachised and franchised hotels	186	188	0.8%
Blended	197	198	0.1%(3)

(3) Excluding our soft brands (Hi Inn, Elan, Starway, Madison and Grand Madison), the blended RevPAR for 2019 grew by 0.8%.

Business Update by Segment

	As of December 31, 2019
	Number of Hotels in Operation	Number of Rooms in Operation
Economy hotels	3,485	290,615
HanTing Hotel	2,372	224,626
Hi Inn	465	28,153
Elan Hotel	648	37,836
Midscale and upscale hotels	2,133	246,261
HanTing Premium Hotel	214	19,748
Ibis Hotel	185	20,533
Ibis Styles Hotel	55	6,681
Starway Hotel	350	30,363
JI Hotel	831	104,521
Orange Select Hotel	248	28,821
Crystal Orange Hotel	85	11,182
Manxin Hotels & Resorts	46	4,133
Madison Hotel	9	883
Mercure Hotel	68	12,502
Novotel Hotel	9	2,928
Grand Madison Hotel	4	772
Joya Hotel	6	1,250
Blossom Hill Hotels & Resorts	17	648
Grand Mercure Hotel	6	1,296
Total	5,618	536,876

Same-hotel operational data by segment
	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended		yoy	For the quarter ended		yoy	For the quarter ended		yoy
	December 31,		December 31,		change	December 31,		change	December 31,		change
	2018	2019	2018	2019		2018	2019		2018	2019	(p.p.)
Economy hotels	2,467	2,467	165	155	-6.2%	183	179	-2.4%	90.0%	86.5%	-3.5
Leased and owned hotels	409	409	180	172	-4.4%	200	198	-0.7%	90.2%	86.9%	-3.3
Manachised and franchised hotels	2,058	2,058	161	151	-6.7%	179	174	-2.9%	90.0%	86.4%	-3.6
Midscale and upscale hotels	950	950	266	253	-4.7%	324	309	-4.4%	82.0%	81.8%	-0.2
Leased and owned hotels	199	199	330	309	-6.3%	389	366	-5.9%	84.8%	84.4%	-0.3
Manachised and franchised hotels	751	751	243	233	-4.1%	300	289	-3.8%	81.1%	80.9%	-0.2
Total	3,417	3,417	199	188	-5.4%	228	222	-2.7%	87.3%	84.9%	-2.4

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the year ended		yoy	For the year ended		yoy	For the year ended		yoy
	December 31,		December 31,		change	December 31,		change	December 31,		change
	2018	2019	2018	2019		2018	2019		2018	2019	(p.p.)
Economy hotels	2,467	2,467	170	164	-3.0%	184	184	0.3%	92.2%	89.1%	-3.1
Leased and owned hotels	409	409	183	182	-0.4%	198	202	1.7%	92.0%	90.0%	-2.0
Manachised and franchised hotels	2,058	2,058	166	160	-3.8%	180	180	-0.2%	92.2%	88.9%	-3.3
Midscale and upscale hotels	950	950	269	261	-3.2%	323	317	-1.8%	83.4%	82.2%	-1.2
Leased and owned hotels	199	199	332	317	-4.6%	385	374	-3.0%	86.3%	84.9%	-1.4
Manachised and franchised hotels	751	751	245	239	-2.5%	298	294	-1.2%	82.3%	81.2%	-1.1
Total	3,417	3,417	201	194	-3.1%	224	224	-0.3%	89.5%	87.0%	-2.5

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